9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class
Holder Account Number
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Form of Proxy — Special Meeting of Shareholders of Royal Group Technologies Limited (the “Meeting”) to be held on August 4, 2006
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every registered shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the Meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

5.	The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
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6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 5:00 p.m., Toronto Time, on August 2, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 5:00 p.m., Toronto Time, on the day which is two business days before the date of the reconvened Meeting.

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Appointment of Proxyholder

I/We being registered shareholder(s) of Royal Group Technologies Limited hereby appoint: Lawrence Blanford, President and Chief Executive Officer or failing him, Robert Lamoureux, Chairman of the Board
	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Meeting to be held at Metro Toronto Convention Centre, North Building, Room 105, 255 Front Street West, Toronto, Ontario on Friday, August 4, 2006 at 2:30 p.m. (local time) and at any adjournment thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Plan of Arrangement	For	Against
To consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated July 7, 2006 and, if deemed advisable, to pass, with or without variation, a special resolution to approve an arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving Royal Group Technologies Limited (“Royal”), its shareholders and other securityholders and Rome Acquisition Corp. (the “Purchaser”), a wholly-owned subsidiary of Georgia Gulf Corporation, involving, among other things, the acquisition by the Purchaser of all of the outstanding common shares of Royal (the “Common Shares”) for $13.00 in cash for each Common Share, all as more particularly described in the management information circular of Royal dated July 7, 2006
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Authorized Signature(s) — This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
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